FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/18/2026

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and year 2025 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: February 18, 2026

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2025 Results

Luxembourg, February 18, 2026 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year ended December 31, 2025.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Free Cash Flow and Net Cash. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Fourth Quarter of 2025 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	NET INCOME
3.7 MILLION TONS	$395 MILLION	$171 MILLION

SHIPMENTS - MINING SEGMENT	ADJUSTED EBITDA MARGIN	EARNINGS PER ADS
3.4 MILLION TONS	10.5%	$0.62

CASH PROVIDED BY OPERATING ACTIVITIES	CAPEX	ANNUAL DIVIDEND PROPOSAL
$528 MILLION	$463 MILLION	$2.70 PER ADS

Dividend figure compared to annual dividend for fiscal year 2024. Other figures compared to third quarter of 2025.

Summary of Fourth Quarter and Full Year 2025 Results

CONSOLIDATED	4Q25	3Q25	DIF	4Q24	DIF	2025	2024	DIF

Steel Products Shipments (thousand tons)	3,727	3,757	-1%	3,764	-1%	15,060	15,622	-4%
Mining Segment Shipments (thousand tons)	3,361	3,207	5%	2,995	12%	12,951	11,385	14%
Net Sales ($ million)	3,775	3,955	-5%	3,876	-3%	15,609	17,649	-12%
Operating Income ($ million)	159	215	-26%	42	275%	705	1,263	-44%
Adjusted EBITDA ($ million)	395	420	-6%	270	46%	1,541	2,038	-24%
Adjusted EBITDA Margin (% of net sales)	10.5%	10.6%		7.0%		9.9%	11.5%
Net Income (Loss) ($ million)	171	(270)		333		303	174
Equity Holders’ Net Income (Loss) ($ million)	122	21		281		425	(54)
Earnings (Losses) per ADS ($)	0.62	0.10		1.43		2.17	(0.27)

Note:    Each American Depositary Share, or ADS, represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Fourth Quarter and Full Year 2025 Highlights

In the fourth quarter of 2025, Adjusted EBITDA had a slight sequential decrease to $395 million. This was primarily driven by lower realized steel prices in the company’s main steel markets, which were mostly offset by lower raw material and purchased slab costs, along with the positive results from the company’s initiatives to improve efficiency. Net income in the fourth quarter of 2025 was $171 million, including deferred tax gains amounting to $94 million.

During the period, Ternium paid an interim dividend to shareholders of $177 million and dividends in kind to minority interest totalling $112 million. In addition, Ternium invested $463 million, primarily for the expansion of its industrial center in Pesquería, Mexico. Ternium’s Net Cash position stood stable at $712 million at the end of December 2025, underpinned by operating cash flow of $528 million and a $204 million increase in the market value of financial securities.

For the full year 2025, Adjusted EBITDA decreased year-over-year to $1.5 billion, and adjusted EBITDA margin was 10%. This was mainly due to a significant drop in steel prices and lower steel shipments in Mexico. This adverse scenario was countered by the successful implementation of a competitiveness plan to cut costs and increase efficiency at our operations, as well as by lower raw material and purchased slab costs. Sales volumes declined in Mexico due to sluggish construction activity and softer industrial demand, amid the uncertainty caused by ongoing tariff negotiations with the United States. In Other Markets, steel shipments declined primarily reflecting lower sales in the United States, partially offset by increased shipments to other destinations. Conversely, shipments rose in the Southern Region, supported by the recovery of steel demand in Argentina from a low base in 2024.

Net income in 2025 amounted to $303 million, including a loss of $405 million in connection with the write-down of deferred tax assets at Usiminas and a loss of $117 million stemming from the periodical value update of the provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Dividends paid to shareholders in 2025 amounted to $530 million, and dividends paid in kind to minority interest totaled $112 million. Capital expenditures reached $2.5 billion in the year, the peak of the current investment cycle, with the bulk allocated to the continuing expansion of the industrial center in Pesquería. These capital outflows were largely financed through cash generated by operating activities of $2.3 billion and cash on hand.

On February 12, 2026, Usiminas’ Board of Directors approved the change of its functional currency from the Brazilian Real to the U.S. dollar, effective in its financial statements as from January 1, 2026. This change is intended to more faithfully reflect the economic substance of Usiminas’ activities, taking into account the economic environment in which it operates.

Annual Dividend Proposal

Ternium’s board of directors proposed the payment of an annual dividend of $2.70 per ADS ($0.27 per share), or $530 million based on total shares of common stock outstanding, net of treasury shares.

The annual dividend would include the interim dividend of $0.90 per ADS ($0.09 per share), or $177 million, paid in the fourth quarter of 2025. If the board of directors’ proposal is approved at the shareholders’ meeting to be held on May 12, 2026, a net dividend of $1.80 per ADS ($0.18 per share), or $353 million, will be paid on May 15, 2026, with record date on May 14, 2026.

Based on current market price of Ternium’s ADS, the proposed annual dividend is equivalent to a dividend yield of approximately 6%.

ANNUAL DIVIDEND $ PER ADS

■ Interim dividend (*) Board of Directors proposal

Outlook

Ternium anticipates an increase in Adjusted EBITDA in the first quarter of 2026 compared to the fourth quarter of 2025. Shipments are expected to rise, primarily in Mexico. Adjusted EBITDA margin is also expected to improve, driven by an increase in revenue per ton, in both Mexico and Brazil, partially offset by higher costs per ton.

In Mexico, the government recently raised import tariffs on more than fourteen hundred tariff lines for countries without a free trade agreement, covering the majority of steel products. Demand is improving in the commercial market, following a destocking process throughout the steel value chain in 2025 due to market uncertainty related to trade negotiations with the United States. In the industrial market, the automotive industry is undergoing a period of rebalancing, marked by adjustments to electric vehicle production plans and the reshoring of manufacturing capacity from Asia.

In Brazil, the government has recently taken action to address the rise in steel imports from China, which have been entering under unfair trade conditions and harming the local market. Antidumping duties were applied to imports of cold rolled coils and galvanized steel, following the imposition of import duties on nine other steel products. These measures are significant steps toward ensuring fair competition within Brazil’s steel industry.

Argentina’s steel demand is expected to continue a gradual recovery in 2026, driven by the agricultural, mining, and energy sectors, as well as improvements in construction activity. Still, there is concern that unfairly traded imports could disrupt the steel value chain in the country if not properly addressed. In this context, the new trade agreement between Argentina and the United States holds significant importance, as both countries have committed to cooperating in tackling unfair trade practices originating from other nations.

Analysis of Fourth Quarter and Full Year 2025 Results

Consolidated Net Sales

$ MILLION	4Q25	3Q25	DIF	4Q24	DIF	2025	2024	DIF

Steel segment	3,624	3,804	-5%	3,767	-4%	15,041	17,220	-13%
Mining segment	150	151	0%	109	38%	568	429	32%
Total net sales	3,775	3,955	-5%	3,876	-3%	15,609	17,649	-12%

Adjusted EBITDA

Adjusted EBITDA in the fourth quarter of 2025 equals Net Income adjusted to exclude mainly:

◦Depreciation and amortization;
◦Income tax results;
◦Net financial results;
◦Equity in earnings of non-consolidated companies; and
◦A $19 million impairment of Las Encinas mining assets.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA margin equals adjusted EBITDA divided by net sales.

For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment Fourth Quarter of 2025 Results

In the fourth quarter of 2025, the Steel Segment’s net sales decreased sequentially and year-over-year mainly as a result of lower realized steel prices, as shipments remained relatively stable. Revenue per ton decreased in the Southern Region, Brazil and Other Markets. In Mexico, revenue per ton declined on a sequential basis, while it remained unchanged on a year-over-year basis.

SHIPMENTS - STEEL PRODUCTS - QUARTERLY MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT - QUARTERLY $ BILLION

■ Usiminas

Ternium’s shipments in Mexico posted a slight sequential increase in the fourth quarter of 2025, supported by stronger commercial market demand amid government measures to curb unfair trade practices. However, despite this improvement, shipments declined year-over-year, reflecting uncertainty in connection with tariff negotiations with the United States.

In Brazil, shipments in the fourth quarter of 2025 showed a modest sequential decrease, reflecting seasonally slower activity. On a year-over-year basis, sales volumes remained relatively stable, as the growth in steel consumption in the country in 2025 was offset by a sizable increase in flat steel product imports.

In the Southern Region, shipments remained relatively stable sequentially. Year-over-year, sales volumes increased, reflecting a recovery in the demand for steel in Argentina from depressed levels in 2024.

In Other Markets, shipments in the fourth quarter of 2025 declined on a sequential and year-over-year basis mainly reflecting lower sales in the US market.

SHIPMENTS BY REGION - STEEL PRODUCTS - QUARTERLY MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	4Q25	3Q25	DIF	4Q24	DIF	4Q25	3Q25	DIF	4Q24	DIF	4Q25	3Q25	DIF	4Q24	DIF

Mexico	1,775	1,803	-2%	1,851	-4%	1,887	1,849	2%	1,970	-4%	940	975	-4%	939	0%
Brazil	876	950	-8%	904	-3%	965	994	-3%	965	0%	909	956	-5%	937	-3%
Southern Region	581	594	-2%	593	-2%	567	557	2%	496	14%	1,024	1,066	-4%	1,195	-14%
Other Markets	323	380	-15%	362	-11%	307	357	-14%	333	-8%	1,051	1,065	-1%	1,088	-3%
Total Steel Products	3,555	3,727	-5%	3,709	-4%	3,727	3,757	-1%	3,764	-1%	954	992	-4%	986	-3%
Other Products	69	76	-10%	58	19%
Total Steel Segment	3,624	3,804	-5%	3,767	-4%

The Steel Segment’s Cash Operating Income decreased by $49 million sequentially in the fourth quarter of 2025, reflecting slightly lower sales volumes and margins. Cash Operating Income Margin decreased by one percentage point, as a 4% decrease in realized steel prices was largely offset by lower raw material and purchased slab costs, as well as efficiency gains.

Year-over-year, the Steel Segment’s Cash Operating Income increased by $145 million in the quarter, primarily as a result of better margins. This reflected the company’s efforts to improve efficiency as well as a decrease in raw material and purchased slab costs, partially offset by lower realized steel prices.

CASH OPERATING INCOME - STEEL SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - STEEL SEGMENT $/TON, %

Note: For a reconciliation of the Steel Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Steel Segment Full Year 2025 Shipments and Net Sales

The Steel Segment’s net sales for the full year 2025 decreased by 13% compared to 2024. Steel revenue per ton declined by 10%, reflecting lower realized steel prices across Ternium’s main steel markets.
Steel shipments decreased by 4% year-over-year, as lower sales volumes in Mexico and Other Markets were partially offset by higher shipments in the Southern Region.

SHIPMENTS - STEEL SEGMENT - YEARLY MILLION TONS

NET SALES - STEEL PRODUCTS - YEARLY $ BILLION

■ Usiminas

■ Usiminas

Ternium’s shipments in Mexico decreased in 2025, as steel demand weakened in the face of the uncertainty caused by U.S. trade negotiations and sluggish infrastructure investment.

In Brazil, shipments remained virtually unchanged in 2025. Although domestic steel consumption increased during the year, imports of flat steel products increased significantly amid unfair trade practices.

In the Southern Region, shipments increased in 2025, reflecting better steel demand in Argentina compared to weak activity levels in the prior year.

In Other Markets, sales volumes decreased in 2025 mainly reflecting declining shipments in the US market, partially offset by higher sales volumes in other destinations.

SHIPMENTS BY REGION - STEEL PRODUCTS - YEARLY MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	2025	2024	DIF	2025	2024	DIF	2025	2024	DIF

Mexico	7,124	8,527	-16%	7,432	8,200	-9%	959	1,040	-8%
Brazil	3,695	4,005	-8%	3,943	3,941	0%	937	1,016	-8%
Southern Region	2,326	2,401	-3%	2,180	1,806	21%	1,067	1,329	-20%
Other Markets	1,590	1,958	-19%	1,506	1,674	-10%	1,056	1,170	-10%
Total Steel Products	14,735	16,892	-13%	15,060	15,622	-4%	978	1,081	-10%
Other Products	306	329	-7%
Total Steel Segment	15,041	17,220	-13%

Mining Segment Fourth Quarter of 2025 Results

The Mining Segment’s net sales increased sequentially and year-over-year in the fourth quarter of 2025, reflecting higher sales volumes and realized iron ore prices. The increase in iron ore shipments mainly reflected, on a sequential basis, better volumes from the Mexican operations, and, on a year-over-year basis, better volumes from both the Mexican and Brazilian operations.

SHIPMENTS - MINING SEGMENT - QUARTERLY MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT - QUARTERLY $ MILLION

■ Intercompany ■ Third parties

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	4Q25	3Q25	DIF	4Q24	DIF	4Q25	3Q25	DIF	4Q24	DIF	4Q25	3Q25	DIF	4Q24	DIF
Third parties	150	151	0%	109	38%	1,870	2,017	-7%	1,725	8%	80	75	8%	63	27%
Intercompany	159	117	35%	140	14%	1,491	1,190	25%	1,270	17%	106	98	8%	110	-3%
Total	309	268	15%	249	24%	3,361	3,207	5%	2,995	12%	92	84	10%	83	11%

The Mining Segment’s Cash Operating Income increased sequentially by $10 million in the fourth quarter of 2025, reflecting higher sales volumes and margins. Cash Operating Income Margin increased by 1.4 percentage points, reflecting higher realized iron ore prices partially offset by higher unit costs.
Year-over-year, the Mining Segment’s Cash Operating Income decreased by $12 million in the period, reflecting lower margins partially offset by higher shipments. The Cash Operating Income Margin decreased by 8.5 percentage points, reflecting increased unit costs partially offset by higher realized iron ore prices.

CASH OPERATING INCOME - MINING SEGMENT - QUARTERLY $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - MINING SEGMENT - QUARTERLY $/TON, %

Note:    For a reconciliation of the Mining Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

Mining Segment Full Year of 2025 Shipments and Net Sales

In 2025, the Mining Segment’s net sales increased year-over-year primarily as a result of higher iron ore shipments, reflecting better volumes in both the
Brazilian and Mexican operations, partially offset by lower realized iron ore prices.

SHIPMENTS - MINING SEGMENT - YEARLY MILLION TONS

NET SALES - MINING SEGMENT - YEARLY $ MILLION

■ Third Parties ■ Intercompany

■ Third Parties ■ Intercompany

MINING SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	2025	2024	DIF	2025	2024	DIF	2025	2024	DIF
Third parties	568	429	32%	7,658	6,426	19%	74	67	11%
Intercompany	570	630	-10%	5,293	4,959	7%	108	127	-15%
Total	1,138	1,059	7%	12,951	11,385	14%	88	93	-6%

Net Financial Results

Net financial results were a loss of $24 million for the fourth quarter and a loss of $25 million for the full year 2025.

Foreign exchange results amounted to a loss of $19 million for the fourth quarter and a loss of $57 million for the full year of 2025, primarily reflecting the impact of the Argentine Peso’s depreciation against the U.S. dollar on Ternium Argentina’s net long local currency position and the impact of the Mexican Peso’s appreciation against the U.S. dollar on Ternium Mexico’s net short local currency position.

The change in the fair value of financial assets resulted in a gain of $14 million for the fourth quarter and a gain of $68 million for the full year 2025, driven mainly by the positive performance of Ternium Argentina’s short-term financial securities holdings.

In addition, net financial results included a charge of $21 million in the fourth quarter of 2025, in connection with the accelerated recognition of the purchase of an additional participation in Usiminas from Nippon Steel Corporation and Mitsubishi Corporation.

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Net interest result	5	3	18	23	102
Net foreign exchange result	(19)	(34)	(72)	(57)	(104)
Change in fair value of financial assets	14	8	(3)	68	(133)
Other financial expense, net	(25)	(12)	(11)	(60)	(58)
Net financial results	(24)	(35)	(67)	(25)	(194)

Income Tax Results

Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency; as a result, fluctuations between their local currencies and the U.S. dollar lead to the recognition of deferred tax results.

Deferred tax results were a gain of $94 million in the fourth quarter of 2025 and a gain of $222 million for the full year 2025, mainly in connection with the appreciation of the Mexican peso during the year.

In addition, income tax results in 2025 included a $405 million charge in connection with the write-down of deferred tax assets at Usiminas in the third quarter, and a $23 million charge in connection with the write-
down of deferred tax assets at Las Encinas in the fourth quarter, following the performance of a recoverability assessment of such assets.

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Current income tax expense	(54)	(13)	(10)	(139)	(323)
Deferred tax gain (loss)	94	(26)	(54)	222	(231)
Write-down of deferred tax assets at Las Encinas and Usiminas	(23)	(405)	—	(428)	—
Income tax gain (expense)	17	(444)	(64)	(345)	(554)

Net Result

In the fourth quarter of 2025, Ternium’s net income amounted to $171 million, including a deferred tax gain of $94 million. Equity Holder’s Net Income was $122 million in the period, or $0.62 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

For the full year 2025, net income was $303 million, including a deferred tax gain of $222 million, a loss of $405 million in connection with the write-down of deferred tax assets at Usiminas and a loss of $117 million in connection with the provision for ongoing litigation concerning the acquisition of a participation in Usiminas, on account of interest accruals and the appreciation of the Brazilian Real. Equity Holder’s Net Income was $425 million in the year, or $2.17 per ADS.

NET INCOME (LOSS) $ MILLION

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Net income (loss)	171	(270)	333	303	174
Excluding non-controlling interest	49	(290)	52	(122)	227
Owners of the parent	122	21	281	425	(54)

$ per ADS	4Q25	3Q25	4Q24	2025	2024
Earnings (losses) per ADS	0.62	0.10	1.43	2.17	(0.27)

Cash Flow and Liquidity

In the fourth quarter of 2025, cash from operations amounted to $528 million. Working capital decreased by $135 million primarily as a result of a $258 million decrease in trade and other receivables and a minor decrease in inventories, partially offset by a $127 million decrease in trade payables and other liabilities.
Inventory value remained broadly stable, as lower unit costs were offset by higher volumes. Capital expenditures totaled $463 million in the fourth quarter, primarily reflecting the progress made in the construction of the new facilities at Ternium’s industrial center in Pesquería, Mexico.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL - QUARTERLY $ BILLION

■ Cash from operations ■ Decrease (Increase) in working capital

In the fourth quarter of 2025, alongside the development of its capital expenditure program, Ternium paid an interim dividend to its shareholders totaling $177 million and Ternium Argentina paid a dividend in kind to the minority interest amounting to $112 million.

Despite these significant cash disbursements, Ternium’s Net Cash position stood at $712 million as of the end of December 2025, stable compared to the end of September 2025. This was the consequence of a strong cash generated by operating activities, together with a $204 million increase in the market value of financial securities.

CAPITAL EXPENDITURES - QUARTERLY $ MILLION

■ Usiminas

NET CASH POSITION - QUARTERLY $ BILLION

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL - YEARLY $ BILLION

■ Cash from operations ■ Decrease (Increase) in working capital

CAPITAL EXPENDITURES - YEARLY $ MILLION

■ Usiminas

In 2025, cash from operations reached $2.3 billion. Capital expenditures amounted to $2.5 billion, the peak of the current investment cycle, with the bulk allocated to the continuing expansion of the industrial center in Pesquería. Dividends paid to the company’s shareholders totaled $530 million, and dividends paid in kind to the minority interest amounted to $112 million. Consequently, Ternium’s Net Cash position decreased by $932 million in 2025.

NET CASH POSITION - YEARLY $ BILLION

Conference Call and Webcast

Ternium will host a conference call on February 18, 2026, at 8:30am ET in which management will discuss fourth quarter and full year 2025 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Net sales	3,775	3,955	3,876	15,609	17,649
Cost of sales	(3,171)	(3,346)	(3,426)	(13,256)	(14,760)
Gross profit	604	608	450	2,353	2,889
Selling, general and administrative expenses	(406)	(396)	(373)	(1,601)	(1,651)
Other operating (expense) income, net	(39)	3	(35)	(46)	25
Operating income	159	215	42	705	1,263

Financial expense	(50)	(53)	(52)	(214)	(196)
Financial income	56	56	71	238	298
Other financial expense, net	(29)	(37)	(86)	(49)	(296)
Equity in earnings of non-consolidated companies	20	25	18	86	69
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(1)	(32)	404	(117)	(410)
Profit before income tax results	155	174	397	648	728
Income tax gain (expense)	17	(444)	(64)	(345)	(554)
Profit (loss) for the period	171	(270)	333	303	174

Attributable to:
Owners of the parent	122	21	281	425	(54)
Non-controlling interest	49	(290)	52	(122)	227
Profit (loss) for the period	171	(270)	333	303	174

Statement of Financial Position

$ MILLION	DECEMBER 31, 2025	DECEMBER 31, 2024

Property, plant and equipment, net	10,406	8,381
Intangible assets, net	1,002	1,022
Investments in non-consolidated companies	563	469
Other investments	0	23
Deferred tax assets	1,039	1,194
Receivables, net	804	961
Trade receivables, net	4	—
Total non-current assets	13,819	12,050

Receivables, net	985	902
Derivative financial instruments	43	4
Inventories, net	4,094	4,751
Trade receivables, net	1,536	1,562
Other investments	1,600	2,160
Cash and cash equivalents	1,531	1,691
Total current assets	9,788	11,071

Non-current assets classified as held for sale	8	7

Total assets	23,615	23,129

Statement of Financial Position (cont.)

$ MILLION	DECEMBER 31, 2025	DECEMBER 31, 2024

Capital and reserves attributable to the owners of the parent	11,944	11,968
Non-controlling interest	4,203	4,163
Total equity	16,148	16,132

Provisions	586	553
Deferred tax liabilities	24	89
Non current tax liabilities	13	21
Other liabilities	956	766
Trade payables	1	5
Lease liabilities	138	164
Borrowings	1,815	1,560
Total non-current liabilities	3,533	3,158

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	528	410
Current income tax liabilities	39	107
Other liabilities	640	630
Trade payables	2,073	1,926
Derivative financial instruments	1	50
Lease liabilities	49	46
Borrowings	604	670
Total current liabilities	3,934	3,839

Total liabilities	7,467	6,997

Total equity and liabilities	23,615	23,129

Statement of Cash Flows

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Result for the period	171	(270)	333	303	174

Adjustments for:
Depreciation and amortization	210	197	189	788	743
Income tax accruals less payments	(42)	394	23	100	498
Equity in earnings of non-consolidated companies	(20)	(25)	(18)	(86)	(69)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	1	32	(404)	117	410
Interest accruals less payments / receipts, net	(8)	(6)	(7)	(15)	(16)
Changes in provisions	(6)	1	10	—	(60)
Changes in working capital	135	174	257	1,035	(16)
Net foreign exchange results and others	68	38	56	51	211
Impairment of Las Encinas’ mining assets	19	—	32	19	32
Net cash provided by operating activities	528	535	472	2,314	1,906

Capital expenditures and advances to suppliers for PP&E	(463)	(711)	(561)	(2,501)	(1,865)
(Increase) decrease in other investments	(48)	(24)	296	490	462
Proceeds from the sale of property, plant & equipment	0	3	1	4	2
Dividends received from non-consolidated companies	28	2	21	32	26
Repayment of additional paid in capital	(5)	—	—	(10)	—
Net cash used in investing activities	(488)	(729)	(243)	(1,985)	(1,375)

Dividends paid in cash to company’s shareholders	(177)	—	(177)	(530)	(609)
Dividends paid in cash to non-controlling interest	(7)	—	(5)	(9)	(54)
Finance lease payments	(14)	(15)	(15)	(65)	(61)
Proceeds from borrowings	461	71	272	1,115	1,559
Repayments of borrowings	(78)	(387)	(139)	(1,012)	(1,323)
Net cash provided by (used in) financing activities	186	(330)	(63)	(501)	(488)

Increase (decrease) in cash and cash equivalents	226	(524)	165	(171)	42

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Net income (loss)	171	(270)	333	303	174
Adjusted to exclude:
Depreciation and amortization	210	197	189	788	743
Income tax results	(17)	444	64	345	554
Net financial results	24	35	67	25	194
Equity in earnings of non-consolidated companies	(20)	(25)	(18)	(86)	(69)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	1	32	(404)	117	410
Impairment of Las Encinas’ mining assets	19	—	32	19	32
Reversal of contingencies (Usiminas and others)	—	—	—	—	(34)
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	7	8	6	29	33
Adjusted EBITDA	395	420	270	1,541	2,038
Divided by: net sales	3,775	3,955	3,876	15,609	17,649
Adjusted EBITDA Margin (%)	10.5%	10.6%	7.0%	9.9%	11.5%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	202	333	308	968	1,560
Plus/minus differences in cost of sales (IFRS)	(18)	(96)	(259)	(219)	(330)
Excluding depreciation and amortization	150	146	142	582	552
Excluding reversal of contingencies (Usiminas and others)	—	—	—	—	(34)
Including proportional EBITDA in Unigal (70% participation)	7	8	6	29	33
Cash Operating Income	342	391	197	1,359	1,780
Divided by: steel shipments (thousand tons)	3,727	3,757	3,764	15,060	15,622
Cash Operating Income per Ton - Steel	92	104	52	90	114
Divided by: steel net sales	3,624	3,804	3,767	15,041	17,220
Cash Operating Income Margin - Steel (%)	9.4%	10.3%	5.2%	9.0%	10.3%

Cash Operating Income - Mining Segment

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Operating Result - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(66)	(35)	(35)	(141)	(166)
Plus/minus differences in cost of sales (IFRS)	35	23	15	113	194
Excluding depreciation and amortization	60	51	47	206	192
Impairment of Las Encinas’ mining assets	19	—	32	19	32
Cash Operating Income	48	38	60	197	252
Divided by: mining shipments (thousand tons)	3,361	3,207	2,995	12,951	11,385
Cash Operating Income per Ton - Mining	14	12	20	15	22
Divided by: mining net sales	309	268	249	1,138	1,059
Cash Operating Income Margin - Mining (%)	15.7%	14.3%	24.2%	17.3%	23.8%

Exhibit I - Alternative Performance Measures (cont.)

Free Cash Flow

$ MILLION	4Q25	3Q25	4Q24	2025	2024

Net cash provided by operating activities	528	535	472	2,314	1,906
Less: capital expenditures and advances to suppliers for PP&E	(463)	(711)	(561)	(2,501)	(1,865)
Free Cash Flow	65	(175)	(90)	(187)	41

Net Cash

$ BILLION	DECEMBER 31, 2025	SEPTEMBER 30, 2025	DECEMBER 31, 2024

Cash and cash equivalents	1.5	1.3	1.7
Plus: other investments (current and non-current)	1.6	1.4	2.2
Less: borrowings (current and non-current)	(2.4)	(2.0)	(2.2)
Net Cash	0.7	0.7	1.6

Note:    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $0.8 billion and $0.9 billion as of December 31 and September 30, 2025, respectively, and $1.3 billion as of December 31, 2024.